Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

		Years ended
	6 Months Ended March 26, 2016	September 26, 2015	September 27, 2014	September 28, 2013	September 29, 2012	September 24, 2011
Earnings
Income before provision for income taxes	$38,715	$72,515	$53,483	$50,155	$55,763	$34,205
Add: Fixed Charges	687	892	527	265	98	68

Total Earnings	$39,402	$73,407	$54,010	$50,420	$55,861	$34,273

Fixed Charges (a)
Interest expense	$597	$733	$384	$136	$—	$—
Interest component of rental expense	90	159	143	129	98	68

Total Fixed Charges	$687	$892	$527	$265	$98	$68

Ratio of Earnings to Fixed Charges (b)	57	82	102	190	570	504

(a)	Fixed charges include the portion of rental expense that management believes is representative of the interest component.
(b)	The ratio of earnings to fixed charges is computed by dividing (i) earnings before provision for income taxes plus fixed charges by (ii) fixed charges.